February 13, 2018
To All:

Name of Company:	Coca-Cola Bottlers Japan Holdings Inc.
Name of Representative:	Tamio Yoshimatsu, Representative Director and President (Code No.: 2579 1st Section, Tokyo Stock Exchange and Fukuoka Stock Exchange)
Contact:	Haruko Ozeki, Executive Officer, Head of Legal (TEL: 03-6986-1707)

Announcement of the Change of Certified Public Accountant, etc.

We are pleased to announce that the Company passed a resolution at the Audit & Supervisory Committee meeting held today to change the certified public accountant, etc. in charge of performing the audit certification in accordance with Article 193-2, Paragraphs 1 and 2 of the Financial Instruments and Exchange Act, as follows:

1.	Scheduled date of change:
March 27, 2018 (Scheduled date of the 60th Ordinary General Meeting of Shareholders)

2.	Outline of the newly appointed and retiring certified public accountants, etc.
(1)	Outline of the certified public accountant, etc. to be appointed

①Name	Ernst & Young ShinNihon LLC
②Location	Hibiya Kokusai Building 2-2-3, Uchisaiwaicho, Chiyoda-ku, Tokyo
③Name of executive members	Tokuya Takizawa, Kazuhiko Yamazaki, Takahiro Saga, Miyuki Nakamura (tentative)
④Registration in the registration system of the Japanese Institute of Certified Public Accountants for listed companies’ audit firms	Registered

(2)	Outline of the retiring certified public accountant, etc.
①Name	KPMG AZSA LLC
②Location	AZSA Center Building, 1-2, Tsukudo-cho, Shinjuku-ku, Tokyo
③ Name of executive members	Tetsuzo Hamajima, Takashi Kondo, Katsunori Tsukahara

3.	Reason for nomination of the firm mentioned above in 2. (1) as the candidate of the Company’s new certified public accountant, etc.
The reason why the Audit & Supervisory Committee nominated Ernst & Young ShinNihon LLC as the candidate of certified public accountant, etc. is that the Committee deems this firm to be capable of carrying out the auditing activities from a new point of view by taking into consideration the number of years of service provided by the current firm and as a result of comprehensively studying the independence, quality control structure and global auditing system etc. of the firm based on our criteria for selection and evaluation of the accounting auditor.

4.	The date on which the retiring certified public accountant, etc. assumed as the certified public accountant most recently
March 22, 2017

5.	Comments, etc. on the audit reports, etc. that the retiring certified public accountant, etc. has created in the recent three years
There is no item applicable.

6.	Reason and background of the resolution of change
The term of office of KPMG AZSA LLC as the accounting auditor of our company will expire as of the closing of the 60th Ordinary General Meeting of Shareholders scheduled to be convened on March 27, 2018. Along with this, we will newly appoint Ernst & Young ShinNihon LLC as our accounting auditor for the reason mentioned above in (3).

7.	Comment from the retiring certified public accountant, etc. on the description of the audit report etc. regarding the reason and background mentioned above in (6)
　　We received a response that there are no special comments.

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